UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: May, 2026
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 3876840000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Explanatory Note
trivago N.V. files Antitrust Damages Claim Against Google in Germany

Düsseldorf, 5 May 2026 — trivago N.V. (NASDAQ: TRVG) ("trivago" or the "Company") today announced that it has filed an antitrust damages claim against Google LLC, Google Ireland Ltd., and Google Germany GmbH (collectively, "Google") before the Regional Court of Hamburg, Germany.
The claim seeks compensation for damages trivago suffered as a result of Google's conduct in the hotel metasearch market. Specifically, trivago contends that Google has been systematically favoring its own hotel metasearch service in its general search results pages, to the detriment of competing services such as trivago. The claim is based on Article 102 of the Treaty on the Functioning of the European Union (TFEU) and related provisions of German competition law, which prohibit dominant companies from abusing their market position.
The claim covers the period from January 2014 through December 2025 and seeks substantial monetary damages based on an independent expert analysis. The claim further seeks disclosure of relevant traffic and revenue data held by Google. The claim also seeks a declaratory judgment establishing Google's liability for damages from January 2026 onward.
"For more than a decade, we have raised concerns about Google using its dominance in general search to systematically steer millions of travelers away from hotel metasearch platforms like trivago and toward its own competing service. We believe this has weakened our competitive position, limited our ability to grow, and ultimately harmed the travelers who rely on fair and open competition. Similar conduct has been confirmed as unlawful by the European Commission and by the European Court of Justice. We are filing this claim to seek full compensation for the damages trivago has suffered. In our view, holding Google accountable is in the best interest of our shareholders, and of a travel ecosystem that deserves competition based on merit, not gatekeeping," said Johannes Thomas, CEO and Managing Director of trivago.
The Company believes its claim has merit based on its analysis of the relevant facts and applicable European and German competition law, including the EU Commission's 2017 decision in Case AT.39740 (Google Search (Shopping)). The EU Commission fined Google for abusing its dominant position by favoring its own comparison-shopping service in general search engine results pages and was upheld by the EU Court of Justice in September 2024. In addition, the EU Commission is currently investigating Google for potential non-compliance with the EU's ban on self-preferencing under the Digital Markets Act. Several damages claims based on the EU Commission's decision have already progressed through European courts, including two first-instance awards by the Regional Court of Berlin II in November 2025 and proceedings in Sweden where a decision is expected soon. The Company's decision to pursue this claim at this time reflects, in part, the legal clarity provided by the EU Court of Justice's September 2024 ruling upholding the Commission's findings, which established a firm legal foundation for damages actions of this nature.
trivago has been a consistent public voice on this issue for years. In November 2020, trivago joined a coalition of 158 companies and industry associations, spanning travel metasearch platforms and European price comparison services across 21 EU member states, in calling on the European Commission to enforce its 2017 ruling and end Google’s continued self-preferencing practices. In early 2022, trivago’s leadership publicly identified Google as the primary company that would be affected by the forthcoming Digital Markets Act in the hotel metasearch sector. In March 2025, trivago publicly supported the Commission’s preliminary finding that Google was in breach of the Digital Markets Act by favoring its own services over competing platforms. Today’s damages claim is the natural next step, a formal legal action converting years of public advocacy into a demand for accountability for conduct that has harmed trivago for over a decade.
The outcome of litigation is inherently uncertain, and there can be no assurance as to the timing, outcome, or ultimate recovery of proceeds, if any, from these proceedings. The Company is expected to incur significant legal costs in connection with this claim.

About trivago
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform, and one of the most recognized travel brands in the world. When travelers search for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and deliver the best deal to book, saving them time and money — so every traveler feels smart and confident about their booking. Powered by AI, we personalize and simplify hotel search for millions of travelers, connecting them with more than 7.0 million hotels and other accommodations across more than 190 countries.
Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on trivago's current expectations and beliefs and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These include, but are not limited to, the inherent uncertainty of litigation, the risk that the court may not rule in trivago's favor, and the possibility that any damages awarded may differ materially from the amounts sought as well as the potential for delays in receipt of any damages awarded. trivago undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information on risk factors, please refer to trivago's filings with the U.S. Securities and Exchange Commission.
Contacts
Investor Relations: ir@trivago.com Media: comms@trivago.com

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: May 5, 2026	By:	/s/ Dr. Wolf Schmuhl
Wolf Schmuhl
(Chief Finance Officer)